-----------------------------------------------------------------------
   -----------------------------------------------------------------------

                                     ASSET


                              PURCHASE AGREEMENT


                                    BETWEEN


                     HANGER PROSTHETICS & ORTHOTICS, INC.,

                                               AS BUYER

                                      AND

                            ACOR ORTHOPAEDIC INC.,

                                               AS SELLER


                                      AND


                                 JEFF ALAIMO,
                                  GREG ALAIMO
                                      AND
                                 MEAD ALAIMO,

                                               AS SHAREHOLDERS



                                MARCH 26, 1997

   -----------------------------------------------------------------------
   -----------------------------------------------------------------------

                               TABLE OF CONTENTS

SECTION NO. AND TITLE                                                 PAGE NO.

 1.  Sale of Assets                                                       1

 2.  Assumption of Liabilities                                            2

 3.  Closing                                                              2

 4.  Purchase Price                                                       3

 5.  Employment and Non-Competition Agreements                            8

 6.  Instruments of Transfer; Payment of Purchase                         9
     Price; Further Assurances

 7.  Representations and Warranties of the Seller                        13
     and Shareholders

 8.  Representations and Warranties of the Buyer                         21

 9.  Covenants of the Seller and Shareholders                            24

10.  Conditions Precedent to the Obligations of the                      29
     Seller and Shareholders

11.  Conditions Precedent to the Obligations of the                      33
     Buyer

12.  Termination and Survival of Covenants,                              37
     Representations and Warranties

13.  Indemnification                                                     38

14.  Risk of Loss                                                        43

15.  Brokerage                                                           44

16.  License                                                             44

17.  Waivers and Notices                                                 45

18.  Assignment                                                          46

19.  Press Release                                                       46

20.  Use of Seller's Financial Information                               46

21.  Costs and Expenses                                                  47

22.  Miscellaneous                                                       47

23.  Governing Law                                                       47



24.  Allocation Filings                                                  48

Schedules


1.1   Purchased Assets

1.2   Excluded Assets

2.1   Assumed Liabilities

7.1   Claims and Liabilities

7.2   Liens on and Any Problems With Purchased Assets

7.3   Litigation

7.4   Consents

16.1  Compliance with Uniform Commercial Code - Bulk Transfers


Exhibits


A -  Forms of Promissory Notes

B -  Forms of Employment and Non-Competition Agreements

C -  Form of Non-Competition Agreement

D -  Form of Bill of Sale

                           ASSET PURCHASE AGREEMENT

     ASSET PURCHASE AGREEMENT ("Agreement"), dated as of March 26, 1997, by and between HANGER PROSTHETICS & ORTHOTICS, INC., a Delaware corporation with executive offices at 7700 Old Georgetown Road, Second Floor, Bethesda, Maryland 20814 (including its affiliates and subsequent transferees, hereinafter referred to as "Buyer"); ACOR ORTHOPAEDIC INC., an Ohio corporation with executive offices at 18530 South Miles Parkway, Cleveland, Ohio 44128 (hereinafter referred to as "Seller"); and JEFF ALAIMO, an individual residing at 6348 Rockledge Drive, Brecksville, Ohio 44141, GREG ALAIMO, an individual residing at 861 Hardwood Court, Mayfield Village, Ohio 44040, and MEAD ALAIMO, an individual residing at 4559 Woodbridge Lane, Breacksville, Ohio 44141 (hereinafter collectively referred to as the "Shareholders").

     WHEREAS, the Seller desires to sell substantially all of its assets related to its retail orthotic and prosthetic business (the "Business") to the Buyer and the Buyer desires to purchase substantially all of said assets of the Seller.

     NOW, THEREFORE, in consideration of the mutual covenants, promises and understandings herein set forth and subject to the terms and conditions hereof, the parties hereto agree as follows:

     1. SALE OF ASSETS. At the Closing hereinafter referred to, the Seller will sell, transfer, assign, convey and deliver to the Buyer and the Buyer will purchase, accept and acquire from the Seller, free and clear of all liens, claims, encumbrances, charges and restrictions whatsoever except as noted herein, substantially all the assets of Seller relating to the Business (excluding cash, vehicles other than the two (2) vans provided below, trade names, patents and trade marks), including, without limitation, all inventory, work in progress, accounts receivable, prepaid expenses, security deposits, leasehold improvements, machinery, equipment, two
(2) van vehicles, customer lists and files, all contracts, leases, furniture, supplies, trade fixtures, all telephone numbers serving the Business and access to, or copies of, books of accounts, files, papers and records relating to the Business, all as more fully set forth on Schedule 1.1 hereto ("Purchased Assets") but specifically excluding all accounts due to Seller from officers, directors and/or affiliates of Seller, as well as all other assets set forth on Schedule 1.2 hereto.

     2. ASSUMPTION OF LIABILITIES. Except as set forth on Schedule 2.1 hereto relating to the assumption by Buyer of certain liabilities of Seller, Buyer will not assume any liabilities whatsoever of Seller.

     3. CLOSING. The Closing ("Closing") shall take place either by mutually agreeable mail or wire delivery of documents and funds or at the offices of Freedman, Levy, Kroll & Simonds,

1050 Connecticut Avenue, N.W., Washington, D.C. 20036 on April 1, 1997; provided, however, that the Closing may be adjourned for any reason by either the Buyer, the Seller or the Shareholders to a mutually agreeable date, up to the close of business on April 1, 1997. Any extension beyond April 1, 1997 must be agreed to in writing by the Buyer, the Seller and the Shareholders.

     4. PURCHASE PRICE. Subject to the provisions of paragraphs 4(c) and 4(d) below, the Purchase Price for the Purchased Assets and the non-competition agreement referred to in paragraph 5 herein shall be Five Million Three Hundred Sixty Four Thousand Two Hundred Dollars ($5,364,200), consisting of cash and two (2) promissory notes, as set forth below:

          (a) The cash portion of the Purchase Price shall be Three Million Five Hundred Thousand Dollars ($3,500,000), payable to the Seller at the Closing, with $50,000 of the Purchase Price being allocated to the non-competition agreement referred to in paragraph 5 herein; and

          (b) The delivery at the Closing of Buyer's Promissory Notes, in the forms attached hereto as Exhibits A-1 and A-2, with one promissory note being in the amount of One Million Seven Hundred Thousand Dollars
     ($1,700,000), payable to the Seller monthly over two (2) years with interest from the date of Closing at the prime rate made available to the Buyer from time to time by its senior lender (which currently is 8.25%) per annum on the unpaid balance, and with the other promissory note being in the amount of One Hundred Sixty Four Thousand Two Hundred Dollars ($164,200), payable to the Seller monthly over two (2) years without interest.

          (c) Notwithstanding anything else contained in this paragraph 4, the Purchase Price for the Purchased Assets and the non-competition agreement referred to in paragraph 5 herein may be increased as follows: (i) in the event the business conducted by the Buyer at the four (4) locations (the "Locations") of Seller as identified in paragraph 9(g) attains at least $4,800,000 in net revenues (with the term "net revenues" being defined as gross sales less non-allowed insurance charges, discounts and sales allowances) for the first 12-month period immediately following the Closing, then the Seller shall be paid, within sixty (60) days of the close of such 12-month period, an additional $400,000 as part of the Purchase Price; (ii) in the event the business conducted by the Buyer at the Locations exceeds $4,800,000 in net revenues for the first 12-month period immediately following the Closing, then the Seller shall be paid, within sixty (60) days of the close of such 12-month period, the product of the following formula: {$85,000 x [(NR -$4,800,000)/$500,000]}, where "NR" represents the net revenues for such 12-month period; (iii) in the event the business conducted by the Buyer at the Locations attains at least $4,800,000 in net revenues for the 12-month period commencing in the thirteenth (13th) month immediately following the Closing and ending with the twenty-fourth (24th) month immediately following the Closing, then the Seller shall be paid, within sixty (60) days of the close of such 12-month period, an additional $400,000 as part of the Purchase Price; (iv) in the event the business conducted by the Buyer at the Locations exceeds $4,800,000 in net revenues for the 12-month period commencing in the thirteenth (13th) month immediately following the Closing and ending with the twenty-fourth (24th) month immediately following the Closing, then the Seller shall be paid, within sixty (60) days of the close of such 12-month period, the product of the following formula: {[$85,000 x (NR -$4,800,000)/$500,000]}, where "NR" represents the net revenues for such 12-month period; (v) in the event the business conducted by the Buyer at the Locations exceeds $4,800,000 in net revenues for the 12-month period commencing in the twenty-fifth (25th) month immediately following the Closing and ending with the thirty-sixth
     (36th) month immediately following the Closing, then the Seller shall be paid, within sixty (60) days of the close of such 12-month period, the product of the following formula: {[$85,000 x (NR -$4,800,000)/$500,000]}, where "NR" represents the net revenues for such 12-month period; (vi) in the event the business conducted by the Buyer at the Locations exceeds $4,800,000 in net revenues for the 12-month period commencing in the thirty-seventh (37th) month immediately following the Closing and ending with the forty-eighth (48th) month immediately following the Closing, then the Seller shall be paid, within sixty (60) days of the close of such 12-month period, the product of the following formula: {[$85,000 x (NR

     -$4,800,000)/$500,000]}, where "NR" represents the net revenues for such 12-month period; and (vii) in the event the business conducted by the Buyer at the Locations exceeds $4,800,000 in net revenues for the 12-month period commencing in the forty-ninth (49th) month immediately following the Closing and ending with the sixtieth (60th) month immediately following the Closing, then the Seller shall be paid, within sixty (60) days of the close of such 12-month period, the product of the following formula: {[$85,000 x (NR -$4,800,000)/$500,000]}, where "NR"
     represents the net revenues for such 12-month period.

          (d) At the Closing, the Buyer shall also pay to the Seller as part of the Purchase Price up to an additional $50,000 as reimbursement to the Seller for amounts actually paid by the Seller to unaffiliated third-parties for the build-out of Seller's store in Canton, Ohio.

          (e) The parties desire that the non-cash working capital of the Seller at the Closing be $1,233,000. At the Closing, if the non-cash working capital of Seller is less than $1,213,000, then in such event the Buyer shall reduce the principal amount of the $1,700,000 Promissory Note portion of the Purchase Price by the difference between $1,213,000 and the actual non-cash working capital of Seller at the Closing. At the Closing, if the non-cash working capital of Seller is more than $1,253,000, then the Buyer shall increase the cash portion of the Purchase Price by the amount by which the actual non-cash working capital amount at the Closing exceeds $1,253,000.

          (f) Along with the payments described in paragraph 4(c), Buyer will deliver to Seller sufficient information and calculations (collectively, the "Original Calculation") to enable Seller to understand the determination of the amount of the payments. Buyer will grant Seller, the Shareholders, and their respective representatives with prompt and full access to, and the right to copy and audit, the books and records of Buyer pertaining to the business conducted at the Locations for the periods referenced in paragraph 4(c). Buyer will deliver to Seller within 45 days after the end of each quarter, copies of profit and loss statements relating to the Locations for the periods referenced in paragraph 4(c). Buyer will promptly deliver to Seller copies of all documents relating to Buyer that are filed publicly or generally sent to shareholders of Buyer's parent, Hanger Orthopedic Group, Inc.

          (g) If a party disagrees with the determination of the amount of any payment under paragraph 4(c), it may retain the payment delivered, but shall deliver to the other party a notice explaining the alleged discrepancy (the "Dispute Notice") within 60 days of receipt of the Original Calculation. If the parties are unable to resolve the dispute with 30 days of receipt of the Dispute Notice, then the parties shall mutually select one of the "Big 6" accounting firms other than Coopers & Lybrand (the "Accountants") to resolve the dispute. The costs and expenses of the Accountants shall be borne by the party whose initial proposed calculation is farther from the final determination by the Accountants.

     5. EMPLOYMENT AND NON-COMPETITION AGREEMENTS. Jeff Alaimo shall enter into an employment and non-competition agreement with the Buyer, substantially in the form of Exhibit Exhibit B-1 hereto. Seller shall use commercially reasonable efforts to cause the following employees of Seller to enter into employment and non-competition agreements with the Buyer, substantially in the form of Exhibit B-2 hereto: Sharon Kelly, Rick Skabar, Matthew Manolio, Joe Garcia and Kim Reed. Seller, Mead Alaimo and Greg Alaimo shall enter into a five (5) year non-competition agreement with the Buyer, substantially in the form of Exhibit C hereto.

     6.   INSTRUMENTS  OF  TRANSFER;   PAYMENT  OF  PURCHASE  PRICE;   FURTHER
ASSURANCES.

          (a)   At the Closing, the Seller shall deliver to the Buyer:

                (i) A bill of sale, substantially in the form of Exhibit D hereto;

                (ii) Such other instrument or instruments of transfer as shall be necessary or appropriate to vest in the Buyer good and marketable title to the Purchased Assets; and

                (iii) To the extent reasonably possible,  such other consents, permissions, or other authorizations as shall, in the opinion of Buyer's counsel, be necessary or appropriate to permit Seller to consummate the transaction contemplated by this Agreement.

          (b)   At the Closing, the Buyer shall deliver to the Seller:

                (i) Wired funds, in the amount of $3,500,000 representing a part of the cash portion of the Purchase Price for the Purchased Assets;

                (ii) Two (2) Promissory Notes, made by the Buyer and substantially in the forms of Exhibits A-1 and A-2 hereto, with one promissory note being in the principal amount of $1,700,000, payable monthly over two (2) years with interest from the date of Closing at the prime rate made available to the Buyer from time to time by its senior lender (which currently is 8.25%) per annum on the unpaid balance, and with the other promissory note being in the amount of $164,200, payable to the Seller monthly over two (2) years without interest; and

                (iii) Such  further  instruments  as Seller or any creditor or other person to whom Seller is, obligated on any lease, agreement or instrument may timely and reasonably request as a condition to the release of the Seller from its obligations, if any, being assumed by the Buyer at the Closing, including lease obligations, provided the Buyer shall not be required to deliver (and it shall not be a condition of Seller's obligation to close that Buyer shall so deliver) any such instrument if, in the reasonable opinion of the Buyer or the Buyer's counsel, the effect of the delivery of such instrument might be to materially and adversely modify, increase or otherwise materially and adversely affect the Buyer's liability or obligation to such lessor, sublessor, creditor or other person.

          (c) Following the Closing:

                (i) Buyer shall deliver to the Seller, within the dates specified in paragraph 4(c) hereof after the Closing, the amounts (if any) calculated in accordance with paragraph 4(c) in cash, certified check or wired funds, representing adjustments to the cash portion of the Purchase Price for the Purchased Assets;

                (ii) at the request of the Buyer, in addition to the documents and instruments to be delivered at Closing, Seller shall deliver any further instruments of transfer and take all reasonable action as may be necessary or appropriate to transfer to the Buyer all licenses and permits that are transferable that are necessary for the operation of the Purchased Assets listed on Schedule 1.1; and

                (iii) Seller,  at no cost or  charge to  Buyer,  will  provide
                      Buyer with access to, or copies of, all accounting information (including schedules, analyses of accounts and the like) for the past three years and for the current year period, to and including the Closing, necessary for Buyer to conduct the on-going business being purchased from

                      Seller.

          Seller agrees to preserve all books and records of Seller at Seller's executive offices in Cleveland, Ohio in space leased by Buyer thereat, for a period of five years after the Closing.

     7. REPRESENTATIONS AND WARRANTIES OF THE SELLER AND SHAREHOLDERS. The Seller and the Shareholders represent and warrant to the Buyer as follows; provided, however, that the Shareholders shall not be liable for any matter beyond their actual knowledge:

          (a) POWER. Seller is, and at the Closing shall be, duly organized, validly existing and in good standing under the laws of Ohio and has all requisite power and authority to own, operate and lease its properties related to the Business, to carry on the Business as now being conducted, and to enter into this Agreement and perform its obligations hereunder.

          (b) ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth on the unaudited balance sheet, dated July 31, 1996, of the Seller or in Schedule 7.1 hereto, the Seller and the Shareholders do not know, or have reasonable ground to know, of any basis for assertion against the Business, as of the date of this Agreement, of any claim or liability of any nature.

          (c) NO ADVERSE CHANGE. Since July 31, 1996, Seller and the Shareholders do not know of (i) any material adverse change in the financial condition, or in the operations, business, properties or assets of the Business or (ii) any damage, destruction or loss to any of the properties or assets of the Business, whether or not covered by insurance, which has materially and adversely affected or impaired or which does or may materially and adversely affect or impair the ability of Seller to conduct the Business.

          (d) TAX RETURNS AND PAYMENTS. Seller has filed all required Federal, state and local tax returns and reports and has duly paid all taxes, including payroll taxes, and other governmental charges upon it or its properties, assets, income, franchises, licenses or sales, material to Seller or Seller's operations, which are due, and will pay those that will be due when they become due, except as set forth on
                Schedule 7.1 hereto.

          (e)   TITLE TO PROPERTY AND ASSETS.  Except as set forth on Schedule
                7.2 hereto, Seller has good title, free and clear of all liens, claims, encumbrances, charges, easements and restrictions whatsoever, to its properties and assets, real, personal and intangible, listed in Schedule 1.1 hereto.

          (f) CONDITION OF PROPERTY. Except as set forth in Schedule 7.2 hereto, the Purchased Assets, taken as a whole, are in good operating condition and repair.

          (g) INVENTORIES. The inventories of raw material, work in process and finished goods for the Business (collectively called "Inventory") shown or to be shown on the balance sheet of Seller to be included in financial statements for the period ended July 31, 1996, have been valued on the "first in, first out" (FIFO) method and represent Inventory that is usable and salable at not less than values reflected. Such Inventory, subject to increase and decrease in the ordinary course of business since July 31, 1996, shall be transferred to Buyer at the Closing.

          (h)   LITIGATION,  ETC.  Except to the extent set forth in  Schedule
                7.3 hereto, there is no suit, action or litigation, administrative, arbitration or other proceeding or governmental investigation or inquiry or any change in the environment, zoning or building laws, regulations or ordinances affecting the real property or leasehold property of the Business or its business operations, pending or, to the knowledge of the Seller or the Shareholders, threatened, which might, severally or in the aggregate, adversely affect the financial condition, business, property or assets of the Business. Neither Seller nor the Shareholders have received notice that the Seller is in violation in any material respect, of any laws, ordinances, requirements, regulations or orders applicable to the Business and property.

          (i) AUTHORITY. The Shareholders are the only owners, beneficially and of record, of all the outstanding shares of capital stock of the Seller and no other person or entity has any right to acquire any interest whatsoever in, or vote any shares of, the Seller. Seller and the Shareholders have taken, or will have taken prior to Closing, all necessary corporate action to approve this Agreement and the performance of its obligations hereunder.

          (j) COMPLIANCE WITH OTHER INSTRUMENTS, ETC. Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated hereby, will conflict with or result in any violation of or constitute a default under any term of the Articles of Incorporation or Bylaws of the Seller or any agreement, mortgage, indenture, franchise, license, permit, authorization, lease or other instrument, judgment, decree, order, law or regulation by which the Seller is bound which is essential to the conduct, on an ongoing basis by the Buyer, of the Business.

          (k) CONSENTS. Except as set forth on Schedule 7.4 hereto, no consents of any Federal, state or local governmental body are necessary in connection with this transaction or the assignment to Buyer of any contracts held by Seller.

          (l) PATENTS AND TRADEMARKS. Other than the name "Acor," there are no patents or trademarks which are necessary for the conduct of the Business in the manner which the Business has been conducted by Seller.

          (m) ADVERSE AGREEMENTS. Seller is not a party to any agreement or instrument or in violation of any charter or other corporate restriction or any judgment, order, writ, injunction, decree, rule or regulation which materially and adversely affects or, so far as the Seller can now foresee, may in the future adversely affect the business operations, prospects, properties, assets or condition, financial or otherwise, of the Business conducted by the Seller with the Purchased Assets.

          (n) BROKERS. Except for the fee which is due solely from Seller to Carleton, McCreary & Holmes, for which Seller agrees to indemnify Buyer, all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any other person in such manner as to give rise to any valid claim against Seller for a finder's fee, brokerage commission or other like payment. The Seller has not done any act which gives rise to any valid claim against the Buyer for a finder's fee, brokerage commission or other like payment.

          (o) MISLEADING, FALSE OR OMITTED STATEMENTS. No representation or warranty by Seller or the Shareholders herein or in any document attached hereto (including the Schedules) contains or will contain any untrue statement of material fact or omits or will omit to state a material fact (of which Seller or the Shareholders have knowledge or notice) required to make the statements herein or therein made, in the light of the circumstances under which such statements were made, not misleading.

          (p) ENVIRONMENTAL COMPLIANCE. Neither the Seller nor any of its past owned or leased real properties or operations, are subject to or the subject of, any proceeding, order, settlement, or other contract or agreement arising under any
                environmental   laws,
                rules or regulations, nor has any investigation been commenced or is any proceeding threatened against the Seller under any environmental laws, rules or regulations with regard to the Seller's business activities. The Seller has not received any written notice, report or other written information regarding any actual or alleged violation of any environmental laws, rules or regulations, or any liabilities or potential liabilities, including any investigatory remedial or corrective obligations, relating to the Seller's business activities or the real properties owned or operated by the
                Seller and arising under any environmental laws, rules or regulations. None of the following exists, nor has ever existed, at any real property previously owned or operated by the Seller in connection with the Business in a manner requiring remediation under environmental laws, rules or regulations: (1) underground storage tanks, (2) asbestos-containing material in any form or condition, (3) materials or equipment containing polychlorinated biphenyls or
                (4) landfills, surface impoundments or disposal areas. The Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, or owned or operated any real property (and no such real property is contaminated by any such substance) in a manner that has given or could reasonably be expected to give rise to onsite or offsite liabilities pursuant to any environmental laws, rules or regulations, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damage or attorney fees, or any investigative, corrective or remedial obligations. The Seller has provided Buyer with correct and complete copies of all reports and studies within the possession or control of the Seller with respect to past or present environmental conditions or events at any of real properties presently or previously owned or operated by the Seller in connection with the Business.

     8. REPRESENTATIONS AND WARRANTIES OF THE BUYER. Buyer represents and warrants to the Seller and the Shareholders as follows:

          (a) ORGANIZATION; GOOD STANDING. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and authorized to do business in the

                State of Ohio, with all requisite corporate power to own, operate and lease its properties and assets and to enter into and perform its obligations hereunder. At the Closing, the Buyer will be qualified to do business and will be in good standing as a foreign corporation in Ohio.

          (b) LITIGATION. There is no suit, action, or litigation, administrative, arbitration or other proceeding or governmental investigation pending or, to the knowledge of the officers of the Buyer, threatened, which might, severally or in the aggregate, materially and adversely affect the financial condition or prospects of the Buyer.

          (c) AUTHORITY. The Buyer has taken, or will have taken prior to the Closing, all necessary corporate action to approve this Agreement and the performance of its obligations hereunder.

          (d) BROKERS. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any other person in such manner as to give rise to any valid claim against the Buyer for a finder's fee, brokerage commission or other like payment. The Buyer has not done any act which gives rise to any valid claim against the Seller or the Shareholders for a finder's fee, brokerage commission or other like payment.

          (e) Compliance With Other Instruments, etc. Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated hereby, will conflict with or result in any violation of or constitute a default under any term of the Articles of Incorporation or Bylaws of Buyer or any agreement, mortgage, indenture, franchise, license, permit, authorization, lease or other instrument, judgment, decree, order, law or regulation by which Buyer is bound which is essential to the conduct of the business of the Buyer on an ongoing basis.

          (f) Adverse Agreements. Buyer is not a party to any agreement or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree, rule or regulation which materially and adversely affects or, so far as the Buyer can now foresee, may in the future adversely affect the ability of Buyer to perform its obligations hereunder.

     9. COVENANTS OF THE SELLER AND THE SHAREHOLDERS. The Seller and the Shareholders agree that, prior to the Closing:

          (a) CONSENTS. Seller and the Shareholders shall obtain all consents and authorizations of third parties and make all filings with and give all notices to third parties which may be necessary or reasonably required in order to effect the transaction contemplated hereby and to assign all contracts and all licenses described in Schedule 1.1 hereto.

          (b) BUSINESS ORGANIZATION. Seller and the Shareholders will use commercially reasonable efforts to preserve Seller's Business organization intact and to keep available the services of its employees and representatives and will preserve the goodwill of its employees, customers, suppliers and others having business relations with them. Jeff Alaimo shall enter into an employment agreement with Buyer substantially in the form of Exhibit B-1 hereto. Seller, Mead

                Alaimo and Greg Alaimo shall enter into a non-competition agreement with Buyer substantially in form of Exhibit C hereto.

          (c) TRANSACTIONS OUT OF ORDINARY COURSE OF BUSINESS. Except with the prior written consent of the Buyer, the Seller shall not enter into any transaction out of the ordinary course of the Business as conducted by Seller.

          (d) MAINTENANCE OF PROPERTIES, ETC. Subject to Section 7(f), Seller will maintain all of the assets described in Schedule
                1.1 in reasonable operating repair, order and condition, reasonable wear excepted, and will maintain insurance upon all of such properties and, with respect to the conduct of its business, in such amounts and of such kinds comparable to that in effect on the date of this Agreement.

          (e) MAINTENANCE OF BOOKS, ETC. Seller will maintain the books, accounts and records of the Business in the usual manner on a basis consistent with prior years. Seller will duly comply in all material respects with all laws and regulations applicable to the conduct of the Business.

          (f) ACCESS TO PROPERTIES, ETC. Seller will give to the Buyer and to its counsel, accountants, investment advisors and other representatives, full access during normal business hours to all of the properties, books, tax returns, contracts, commitments and records of the Business, and will furnish to the Buyer all such documents, certified if requested, and information with respect to its affairs as the Buyer may from time to time reasonably request. All of such information and documents are hereinafter collectively called the "Information." Buyer will conduct its investigation in a manner designed to minimize any disruption of Seller's business and shall not disclose to any person (except Buyer's own accountants, attorneys and employees involved in such investigation) the reason for such investigation. Buyer and its agents and representatives shall hold confidential all of the Information and shall not disclose the Information except
                (i) as required by a court of law (provided Buyer gives Seller sufficient prior notice to contest the court's order for disclosure) or (ii) to its employees who require it solely and only for the purpose of evaluating the acquisition by Buyer, and only if such employees are subject to a written policy or agreement of confidentiality substantially identical to this paragraph. Buyer and its agents and representatives may not use or employ the Information, directly or indirectly, for any purpose other than the valuation by Buyer of the acquisition of the Business.

          (g) LEASES. Seller and the Shareholders covenant to maintain the leases for the Seller's four (4) offices located at (i) 4129 Mayfield Road, South Euclid, Ohio 44121, (ii) St. John
                Westshore Health Care Campus, 29101 Health Campus Drive, Building 2, Suite 104, Westlake, Ohio 44145, (iii) Lake West Medical, 36100 Euclid Avenue, Suite 140, Willoughby, Ohio 44904, and (iv) 4760 Belpar Street NW, Canton, Ohio 44718, through the Closing, during which time the Buyer will be negotiating with the landlords thereat with respect to either the assumption of such leases or the execution of new leases for such locations. Seller and the Shareholders further covenant to maintain the lease for the Seller's corporate office at 18530 South Miles Parkway, Cleveland, Ohio 44128, through the Closing, at which time the Buyer will execute a sublease with the Seller for the lease of a portion of such space on a month-to-month basis. Seller and the Shareholders understand that the Buyer shall not assume any liability under such leases or any liability to the Seller's landlords thereunder with respect to the time period prior to the Closing.

          (h)   ACCOUNTS  RECEIVABLE.  The Shareholders agree to guarantee the accounts receivable, net of reserves in the July 31, 1996 balance sheet, of Seller as of the date of Closing ("Accounts Receivable"), as evidenced by a list prepared by Seller and delivered to, and accepted by, Buyer at the Closing, or as soon as possible thereafter. If, by a date twelve (12) months after the Closing, Buyer has not collected an amount equal to the Accounts Receivable as of the date of Closing, the Shareholders shall pay Buyer the difference between the amount collected and the amount of Accounts Receivable, with notice from Buyer of the amount of said difference and upon assignment of said uncollected Accounts Receivable back to

                Seller.

                (i) EQUIPMENT LEASES. Seller and the Shareholders shall assign to Buyer at the Closing all material equipment leases held by the Seller or the Shareholders which relate to the conduct of the Seller's Business.


     10. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE SELLER AND SHAREHOLDERS. All obligations of the Seller and the Shareholders under this Agreement are subject to the fulfillment, at the option of the Seller and the Shareholders, at or prior to the date of the Closing, of each of the following conditions:

          (a) The representations and warranties of Buyer herein contained shall be true on and as of the date of Closing in all material respects with the same force and effect as though made on and as of said date, except as affected by the transaction contemplated hereby.

          (b) The Buyer shall have performed all its obligations and agreements in all material respects and shall have complied with all its covenants in this

                Agreement in all material respects to be performed and complied with by the Buyer at or prior to the Closing, including the payment of the Purchase Price provided for herein.

          (c) Seller shall have received a certificate of the Buyer, executed on behalf of the Buyer by its President, dated the date of Closing, in form and substance reasonably satisfactory to counsel for the Seller, certifying as to the fulfillment of the matters specified in paragraphs (a) and (b) of this
                Section 10.

          (d) Freedman, Levy, Kroll & Simonds ("FLK&S"), counsel to the Buyer, shall have delivered to Seller, an opinion, dated the date of the Closing, in form and substance satisfactory the Seller, to the following effect:

                (i) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, authorized to do business in the State of Ohio, with all requisite corporate power and authority to own, operate and lease its property and as-sets;

                (ii) Buyer has corporate power and authority to execute and deliver this Agreement, and has taken all action required by law, its Certificate of Incorporation, By-Laws or otherwise to authorize such execution and delivery and to consummate the acquisition contemplated hereby, and this Agreement have been duly executed and delivered by Buyer and are valid and binding obligations of the Buyer, enforceable in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and general principals of equity;

                (iii) After reasonable investigation,  the extent of which may be specifically set forth, it is not aware of any action, suit or proceeding at law or in equity or by or before any government instrumentality or agency now pending or threatened against or affecting Buyer, or any property or rights of Buyer; and

                (iv) To the best of its knowledge, the Buyer is not in default with respect to any judgment, writ, injunction or decree of any court or government agency and the Buyer is not in default in the performance, observance or fulfillment of any material obligation, covenant or agreement by which it is bound or by which any of its assets are affected.

               In giving such opinion, such counsel may rely, as to matters of fact, upon certificates of officers of the Buyer.

          (e) Seller shall have received a certificate of Buyer as to the incumbency of its officers.

          (f) Buyer shall have entered into (i) the employment and non-competition agreement with Jeff Alaimo substantially in the form of Exhibit B-1 hereto, (ii) the employment and non-competition agreements with Sharon Kelly, Rick Skabar, Matthew Manolio, Joe Garcia and Kim Reed substantially in the form of Exhibit B-2 hereto and (iii) the non-competition agreement in the form of Exhibit C hereto.

     11. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE BUYER. All obligations of the Buyer under this Agreement are subject to the fulfillment, at the option of the Buyer, at or prior to the date of the Closing, of each of the following conditions:

          (a) The representations and warranties of the Seller and the Shareholders herein contained shall be true on as of the date of the Closing in all material respects , with the same force and effect as though made on and as of said date, except as affected by transactions contemplated hereby.

          (b) The Seller and the Shareholders shall have performed all of their obligations and agreements in all material respects and complied with all of the covenants contained in this Agreement in all material respects to be performed and complied with by them prior to the date of the Closing.

          (c) The Buyer shall have received a certificate of the Seller, executed by its President, dated the date of the Closing, in form and substance reasonably satisfactory to FLK&S, certifying as to the fulfillment of the matters mentioned in paragraphs (a) and (b) of this Section 11.

          (d) The Buyer shall have received evidence, reasonably satisfactory to the Buyer and FLK&S, that all of the material consents set forth in Schedule 7.4 hereto, if any, have been duly obtained, and that all material permits, licenses, patents, franchises, contracts and other authorizations necessary to the operation of Seller's business and described in Schedule 1.1 hereto and that are transferable, have been transferred to or issued to the Buyer.

          (e) Thompson, Hine & Flory ("THF"), counsel to the Seller and the Shareholders, shall have delivered to Buyer, an opinion, dated the date of the Closing, in form and substance satisfactory to FLK&S, to the following effect:

                (i) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, with all requisite corporate power and authority to own, operate and lease its properties and assets;

                (ii) Seller has all requisite power to execute and perform its obligations under this Agreement;

                (iii) The execution, delivery and performance by the Seller of this Agreement (a) has been duly authorized by all necessary action of Seller and the Shareholders, (b) does not violate any provision of law and (c) to the best of THF's knowledge, will not result in a breach in, or constitute a default under, any indenture, agreement or other instrument to which the Seller is party or by which Seller or any of its properties or assets are bound;

                (iv) This Agreement has been duly executed and delivered by Seller and the Shareholders. Assuming due execution by the Buyer, this Agreement constitutes the valid and binding obligation of the parties thereto enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and general principals of equity;

                (v) After reasonable investigation, the extent of which may be specifically set forth, THF is not aware of any action, suit or proceeding at law or in equity or by or before any government instrumentality or agency now pending or threatened against or affecting the ownership or operation of Seller's business, or any property or rights of Seller, except as set forth in Schedule 7.4 hereto;

                (vi) To the best of THF's knowledge, the Seller is not in default with respect to any judgment, writ, injunction or decree of any court or government agency which affects the ownership or operation of the business operated by Seller and the Seller is not in default in the performance, observance or fulfillment of any material obligation, covenant or agreement by which it is bound or by which any of the Purchased Assets are affected; and

                (vii) There is no Ohio law,  regulation or ordinance
                      affecting the Seller, Shareholders or the Purchased Assets which requires that creditors of the Seller be notified of the sale of the Purchased Assets.

                In giving such opinion, such counsel may rely, as to matters of fact, upon certificates of officers of the Buyer.

          (f) Buyer shall have received a certificate of the Seller as to the incumbency of its officers.

          (g) Jeff Alaimo shall have entered into the employment and non-competition agreement with Buyer substantially in the form of Exhibit B-1 hereto; Sharon Kelly, Rick Skabar, Matthew Manolio, Joe Garcia and Kim Reed shall have entered into the employment and non-competition agreements with Buyer substantially in the form of Exhibit B-2 hereto; and Seller, Mead Alaimo and Greg Alaimo shall have entered into the non-competition agreement in the form of Exhibit C hereto.

     12.   TERMINATION   AND  SURVIVAL  OF  COVENANTS,   REPRESENTATIONS   AND
WARRANTIES.  The  covenants,   representations  and  warranties
contained in Sections 7, 8 and 9 of this Agreement shall survive for a period of eighteen (18) months following the Closing.

     13. INDEMNIFICATION.

          (a) Seller and the Shareholders shall, and hereby agree to, indemnify and hold harmless, the Buyer at all times from and after the Closing date against and in respect to any damages, as hereinafter defined. Damages, as used herein, shall include any claims, actions, demands, losses, costs, reasonable expenses, liabilities (joint or several), penalties, and damages, including reasonable counsel fees incurred in investigation or in attempting to avoid the same or oppose the imposition thereof, resulting to Buyer from (i) any material inaccuracy of a representation made by the Seller or the Shareholders in this Agreement or the Exhibits or Schedules attached hereto; (ii) a material breach of any of the warranties made by the Seller or the Shareholders in this Agreement or the Exhibits hereto; (iii) breach or default in the performance by Seller or the Shareholders of any of the covenants to be performed by either of them hereunder; and
                (iv) any non-assumed debts,
                liabilities, or obligations of the Seller, whether accrued, absolute, contingent, or otherwise, due or to become due; provided, however, that Seller and the Shareholders shall be obligated to indemnify Buyer for damages only to the extent damages exceed Fifty Two Thousand Dollars ($52,000.00) in the aggregate.

          (b) Buyer shall, and hereby agrees to, indemnify and hold harmless, the Seller and Shareholders at all times from and after the Closing date against and in respect to any damages resulting to Seller or Shareholders from (i) any material inaccuracy of a representation made by Buyer in this
                Agreement; (ii) a material breach of any of the warranties made by Buyer in this Agreement; (iii) breach or default in the performance by Buyer of any of the covenants to be performed by Buyer hereunder; (iv) any assumed debts, liabilities, or obligations of the Seller; or (v) lawsuits mistakenly brought against Seller due to Buyer's business operations under the name "Acor" after the Closing, as well as the Buyer's temporary use of the provider reimbursement numbers of Seller; provided, however, that Buyer shall be obligated to indemnify the Seller and Shareholders for damages only to the extent damages exceed Fifty Two Thousand Dollars ($52,000.00) in the aggregate, except only that there shall be no such limitation with respect to damages relating to liabilities of Seller assumed by Buyer as set forth on Schedule 2.1 hereto, nor any limitation relating to liabilities incurred by Seller due to lawsuits mistakenly brought against Seller due to Buyer's business operations under the name "Acor" after the Closing or due to the Buyer's temporary use of the provider reimbursement numbers of Seller.

          (c) The party seeking indemnification ("Indemnitee") Buyer agrees that, promptly on receipt by it of notice of any demand, assertion, claim or action, or proceeding, judicial or otherwise, with respect to any matter as to which the other party (the "Indemnitor") has agreed to indemnify the Indemnitee under the provisions of this Agreement, the Indemnitee will give prompt notice thereof in writing to the Indemnitor, together, in each instance, with a statement of such information respecting such demand, assertion, claim, action or proceeding as the Indemnitee shall then have.

                The Indemnitor reserves the right to contest and defend by all appropriate legal or other proceedings any demand, assertion, claim, action or proceeding with respect to which the Indemnitor has been called upon to indemnify the Indemnitee under the provisions of this Agreement; provided, however, that:

                      (1) Notice of intention to so contest shall be delivered to the Indemnitee within thirty (30) calendar days from the date of receipt by the Indemnitor of notice of the assertion of such demand, assertion, claim, action, or proceeding;

                      (2) The Indemnitor shall pay all costs and expenses of such contest, including all attorneys' and accountants' fees and the cost of any bond required by law to be posted in connection with such contest; and

                      (3) Such contest shall be conducted by reputable attorneys employed by the Indemnitor with the written approval of the Indemnitee, which approval
                            shall  not  be  unreasonably   withheld,
                            at the Indemnitor's cost and expense, but the Indemnitee shall have the right to participate in such proceedings and to be represented by attorneys of its own choosing, at its own cost and expense.

     If after such opportunity, the Indemnitee does not elect to participate, or does not participate, in any such proceedings, the Indemnitee shall be bound by the results obtained by the Indemnitor, including without limitation any out-of-court settlement or compromise.

     If the Indemnitor elects to contest any demand, assertion, or claim, it shall not be obligated to make any payments to the Indemnitee with respect thereto until the legal remedies available to the Indemnitor with respect to such demand, assertion, or claim, shall have been exhausted.

     If requested by the Indemnitor, the Indemnitee agrees to cooperate with the Indemnitor in contesting any demand, assertion, or claim that the Indemnitor elects to contest, or, if appropriate, in the making of any counterclaim against the person asserting such demand, assertion, or claim or any cross-complaint against any person; but the Indemnitor will reimburse the Indemnitee for any expenses incurred by the Indemnitee in so cooperating with the Indemnitor. If such counterclaim or cross-complaint results in receipt by the Indemnitor of amounts in excess of the amount that is subject to any such demand, assertion, or claim, such excess shall first be applied to the payment of the reasonable costs and expenses of the Indemnitee incurred in connection with such contest, counterclaim, or cross-complaint, and the balance shall be retained by the Indemnitor.

     14. RISK OF LOSS. Seller assumes all risk of destruction, loss, or damage due to fire or other casualty up to the date of Closing. On said destruction, loss, or damage due to fire or other casualty of substantially all of the assets listed in Schedule 1.1 hereto, Buyer shall have the option to terminate this Agreement and all rights of Buyer, Seller and the Shareholders shall terminate. The Buyer shall notify Seller within seven (7) days after receiving written notice of said destruction, loss, or damage due to fire or other casualty, of its decision to terminate this Agreement. If Buyer does not timely notify Seller of termination, this Agreement shall remain in full force and effect; provided, however, that the Purchase Price shall be adjusted at the Closing to reflect such destruction, loss, or damage, and if Buyer and Seller are unable to agree on the amount of such adjustment, the dispute shall be determined by an independent appraiser and such determination shall be binding on Buyer, Seller and the Shareholders. If the Buyer, Seller or the Shareholders are dissatisfied with such determination, then such dissatisfied party may refuse to proceed with the Closing, in which event this Agreement shall terminate without any further liability hereunder to all such parties.

     15. BROKERAGE. The Seller and the Shareholders agree to indemnify the Buyer and hold it harmless from and against any and all claims for any broker's or finder's fee or commission arising out of or based on any act of the Seller or the Shareholders. The Buyer agrees to indemnify the Seller and the Shareholders and hold them harmless from and against any and all claims for any broker's or finder's fee or commission arising out of or based on any act of the Buyer.

     16. LICENSE. For a period of six (6) months immediately following the Closing, the Seller and Shareholders each and all hereby grant to Buyer an irrevocable, non-exclusive license to use the name "Acor" solely in connection with retail sales at the Locations. The Seller and Shareholders further agree that Buyer may request an extension of the time for the Buyer's license to use the name "Acor", which request may be approved solely by Jeff Alaimo on behalf of Seller and Shareholders and which approval by Jeff Alaimo shall not be unreasonably withheld, conditioned or delayed nor subject to the receipt any remuneration whatsoever. Buyer shall not assign or otherwise sublicense the name "Acor."

         17. WAIVERS AND NOTICES. Any failure by any party to this Agreement to comply with any of its obligations, agreements or covenants hereunder may be waived by the Seller or the Shareholders in the case of a default by the Buyer, and by the Buyer in the case of a default by the Seller or the Shareholders. All waivers under this Agreement and all notices, consents, demands, requests, approvals and other communications which are required or may be given hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or mailed certified first class mail, postage prepaid:

                  (a)  If to Seller or the Shareholders:

                       Jeff Alaimo
                       18530 South Miles Parkway
                       Cleveland, Ohio  44128

                       with a copy to:

                       F. Howard Mandel, Esq.
                       Thompson, Hine & Flory
                       3900 Society Center
                       127 Public Square
                       Cleveland, Ohio  44114


                  (b)  If to the Buyer:

                       Hanger Prosthetics & Orthotics, Inc.
                       7700 Old Georgetown Road (Second Floor)
                       Bethesda, Maryland  20814
                       Attention: Richard A. Stein, Secretary

                       with a copy to:
                       Jay W. Freedman, Esq.
                       Freedman, Levy, Kroll & Simonds
                       1050 Connecticut Avenue, N.W.
                       Washington, D.C.  20036
or to such other person or persons at such address as may be designated by written notice to the other parties hereunder.

     18. ASSIGNMENT. Buyer may assign all or any part of its obligation hereunder to Hanger Orthopedic Group, Inc. or any corporation controlled by or controlling Hanger Orthopedic Group, Inc.; provided that such assignment shall not release, revoke, amend or modify any of the obligations of Buyer under this Agreement or any other instrument to be made by Buyer at Closing.

     19. PRESS RELEASE. Seller, the Shareholders and Buyer acknowledge that, as a public company, Hanger Orthopedic Group, Inc. will be required to issue a press release or other public communication, including appropriate filings with the Securities and Exchange Commission ("SEC"), concerning this transaction. Prior to the Closing, the Buyer agrees to give the Seller and Shareholders notice and an opportunity to consult with the Buyer with respect to any press release or other public communication that the Buyer or Hanger Orthopedic Group, Inc. is required to issue with respect to the acquisition transaction underlying this Agreement.

     20. USE OF SELLER'S FINANCIAL INFORMATION. The Seller acknowledges that upon execution of this Agreement, the financial statements relating to its operations for the past three fiscal years will be required to be included in certain filings with the SEC. Seller and the Shareholders hereby consent to the use of said financial statements in said filings.

     21. COSTS AND EXPENSES. The Buyer, the Seller and the Shareholders shall pay all of their own respective costs and expenses including, without limitation, legal, accounting and professional fees incurred or to be incurred by such party in negotiating and preparing this Agreement and in closing and carrying out the transaction contemplated by this Agreement.

     22. MISCELLANEOUS. This Agreement can be amended only by a written instrument approved by the Seller, the Shareholders and the Buyer and signed by the duly authorized officers of all parties. This Agreement, together with the other writings delivered in connection herewith, including the schedules, which are an integral part of this Agreement, embodies the entire agreement and understanding of the parties hereto and supersedes any prior agreement and understanding between the parties. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     23. GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware.

     24. ALLOCATION FILINGS. Buyer and Seller agree to mutually determine the allocation of the Purchase Price, file IRS Form 8594 in accordance with such mutual agreement, and not take any position with the IRS in contravention of such mutual agreement. Buyer and Seller agree to annually file amended IRS Forms 8594 following the calculation of the payments in Paragraph 4(c) herein, with any addition to the Purchase Price therefrom being allocated to goodwill.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                          SELLER:

 Attest:                                  ACOR ORTHOPAEDIC INC.


 ____________________________             By: ____________________________
 Secretary                                    Jeff Alaimo, Vice President


                                          SHAREHOLDERS:





 ____________________________             _________________________________
 Name:                                    Jeff Alaimo, Individually
 Witness

 ____________________________             _________________________________
 Name:                                    Mead Alaimo, Individually
 Witness





 ____________________________             _________________________________
 Name:                                    Greg Alaimo, Individually
 Witness


                                          BUYER:

 Attest (Seal):                           HANGER PROSTHETICS
                                           & ORTHOTICS, INC.





 ____________________________             By: ____________________________
 Richard A. Stein                             John D. McNeill
 Secretary                                    President



                                   GUARANTY

         Hanger Orthopedic Group, Inc. hereby guarantees the punctual and full payment when due of all obligations of Buyer in connection with the Agreement, all Exhibits thereto and all other documents and agreements executed in connection with the Agreement, together with the performance and observance by Buyer of all of Buyer's obligations and covenants thereunder.


Attest (Seal):                            HANGER ORTHOPEDIC GROUP, INC.




 ____________________________             By: ____________________________
 Richard A. Stein                             Ivan R. Sabel
 Secretary                                    President